Exhibit 12

PITNEY BOWES INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	Years Ended December 31,
	2017	2016	2015	2014	2013

Income from continuing operations before income taxes	$282,989	$246,370	$610,825	$431,196	$383,954
Add:
Interest expense (1)	171,845	148,044	162,909	174,661	195,368
Portion of rents representative of the interest factor	15,340	14,927	15,807	18,367	22,259
Amortization of capitalized interest	—	—	—	—	973
Income as adjusted	$470,174	$409,341	$789,541	$624,224	$602,554

Fixed charges:
Interest expense (1)	$171,845	$148,044	$162,909	$174,661	$195,368
Portion of rents representative of the interest factor	15,340	14,927	15,807	18,367	22,259
Noncontrolling interests (preferred stock dividends of subsidiaries), excluding taxes	—	30,917	29,878	29,878	27,841
Total fixed charges	$187,185	$193,888	$208,594	$222,906	$245,468

Ratio of earnings to fixed charges (2)	2.51	2.11	3.79	2.80	2.45

(1)	Interest expense includes both financing interest expense and other interest expense.

(2)
The computation of the ratio of earnings to fixed charges has been computed by dividing income from continuing operations before income taxes as adjusted by fixed charges. Included in fixed charges is one-third of rent expense as the representative portion of interest.